Issuer :

Ponte Health Global Corp.

( herein and throughout filing 'Ponte Health' ® )

Operations Address :

13839 Egret Tower Drive Suite B Orlando, Florida 32837

Correspondence Address :

3956 W Town Center Blvd 609 Orlando, Florida 32837

https://PonteHealth.com

Offering Dated :

June 22 2022

Offering Of :

1,700,000 Class A Common Stock

Price Per Share : $11.00

Underwriting Discount & Commissions : $1.00 *

Proceeds to Issuer : $9.00

Proceeds to Issuers Executives and Management : $1.00

* No ammount of compensation to be allowed or to be paid to Underwriters has been cleared by FINRA *

State of Florida ;

Transaction of Securities presented by this Offering Circular must be fully compliant with Florida Statutes
Title XXXIII - REGULATION OF TRADE, COMMERCE, INVESTMENTS, AND SOLICITATIONS ;
CHAPTER 517 - SECURITIES TRANSACTIONS and with any and all applicable Acts, Rules, or Standards by the Securities Exchange Commission (S.E.C.)
or by all other State of Florida, or State or Federal Regulatory Agency with jurisdiction over this Offering Circular and its intended transaction.

For complete Risks Refer to : EXHIBIT B 'RISK FACTORS'

Approximate Date of Commencement of Offering :
As soon as practicable after this Registration Statement becomes effective.

Issuer does not intend to rely on Rule 253(b)

TABLE OF CONTENTS :

SUMMARY OF RISK FACTORS

DILUTION

PLAN OF DISTRIBUTION AND DIVIDEND POLICY

USE OF PROCEEDS TO ISSUER

DESCRIPTION OF BUSINESS

DESCRIPTION OF PROPERTY

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL - CONDITION
AND RESULTS OF OPERATIONS

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

COMPENSATION TO EXECUTIVE OFFICERS AND DIRECTORS

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

SECURITIES BEING OFFERED

F/S
EXHIBITS OF FINANCIAL STATEMENTS :

EXHIBIT F/S(1) PONTE HEALTH 5 YR FINANCIAL PROJECTION

EXHIBIT F/S(2) PONTE HEALTH 2021 BALANCE SHEET

EXHIBIT F/S(3) PONTE HEALTH 2021 PROFIT & LOSS

EXHIBIT F/S(4) PONTE HEALTH 2021 SHAREHOLDER STATEMENT SPECIMEN

OTHER EXHIBITS :

EXHBIT A : UNREGISTERED SECURITIES

EXHBIT B : RISK FACTORS

EXHBIT C : PONTE HEALTH TRADEMARK (USPTO)

EXHBIT D : HEALTH TOWERS ORLANDO ; PERMIT ONE

EXHBIT E : HEALTH TOWERS ORLANDO ; PROFORMA SUMMARY

EXHBIT F : HEALTH SUITES KISSIMMEE ; APPROVAL

SUMMARY OF RISK FACTORS :

The financial information included in this Offering Circular is unaudited and subject to revision. All forward looking statements attributable to the Company or persons acting on its behalf apply only as of the date of this document, and are expressly qualified in their entirety by the cautionary statements included elsewhere in this document. The financial projections are preliminary and subject to change; the Company undertakes no obligation to update or revise these forward looking statements to reflect events or circumstances that arise after the date effective or to reflect the occurrence of unanticipated events. Inevitably, some assumptions may or will not materialize, and unanticipated events and circumstances may affect the ultimate Company financial results and outcomes. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, and the assumptions underlying the projections may be inaccurate in any material respect. Therefore, the actual results achieved may vary significantly from the forecasts, and the variations may be material.

Investing in private or public company securities is not suitable for all investors. An investment in private or public company securities is highly speculative and involves a higher degree of risk and should only be considered a long-term investment in our Company's line of business. You must be prepared to withstand a total loss of your investment or a longterm hold of your investment before it can produce profitable outcomes. Private and public company securities can also be highly illiquid, and there is no assurance that your investment objectives will be attained or guaranteed. Each investment also carries its own specific risks and you should complete your own independent due diligence regarding the investment, including obtaining additional information about the company, projects, opinions, financial projections and legal, financial or other investment advice. Accordingly, investing in private or public company securities is appropriate only for those investors who can tolerate a potential high degree of risk and longterm holds and delays in return yields and profitability. Inherent, actual or potential conflicts of interest may exist between you and Ponte Health.

Information provided herein by Ponte Health is strictly informational in nature. You are solely responsible for making your own investment decisions and any consequences relating to such decisions.

For additional and complete risks, please refer completely stipulated risks on EXHIBIT B RISK FACTORS

DILUTION :

Non-Dilution
In the event of any change in the outstanding Common Stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event, the Company may adjust proportionally (a) the number of shares of Stock (i) available for issuance under a Plan and (ii) covered by outstanding Awards denominated in stock or units of stock; (b) the exercise and grant prices dated to outstanding Awards; and (c) the appropriate Fair Market Value and other price determinations for such Awards as the Company in its sole discretion may in good faith determine to be equitably required in order prevent dilution or enlargement of the rights of Participants. Moreover, in the event of any such transaction or event, the Company may provide in substitution for any or all outstanding Awards under a Plan such alternative consideration as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. The Company may also make or provide for such adjustments in the number of Shares as the Company in its sole discretion may in good faith determine to be appropriate in order to reflect any such transaction or event. In the event of any other change affecting the Common Stock or any distribution (other than normal cash dividends) to holders of Common Stock, such adjustments in the number and kind of shares and the exercise, grant and conversion prices of the affected Awards as may be deemed equitable by the Committee, including adjustments to avoid fractional shares, shall be made to give proper effect to such event. Upon the occurrence of any change in control of the Company, each Option shall at the discretion of the Company either be cancelled in exchange for a payment in cash of an amount equal to the excess, if any, of the Change in Control Price over the exercise price for such Option, or be fully exercisable regardless of the exercise schedule otherwise applicable to such Option and all restricted shares of Stock shall become nonforfeitable and be immediately transferable or payable.

Company agrees that, subsequent or simultaneous to the issuance of shares under this Subscription to Subscriber, it will not, without Subscriber's consent, which consent shall not be unreasonably withheld, conditioned or delayed, create any additional classes of stock or issue any additional shares of common stock at a price below $10 per share (except as adjusted for any stock splits, stock dividends or other reclassification of the Company s common stock). Notwithstanding the above, Subscriber's consent shall not be required in connection with any of the following: (a) the issuance of options on additional shares of common stock at an exercise price below market where such options are issued to attract or retain key employees, and such options and value have been approved by the Company's Board of Directors, (b) the issuance of additional shares of common stock at a price below $10 per share but above $7 per share, where the issuance of such additional shares is in the reasonable business interests of the Company, and (c) the issuance of any shares of common stock in connection with an underwritten public offering.

The difference between the public offering price per share of Class A common stock assuming no value is attributed to the warrants included in the units we are offering pursuant to this Offering Circular or the private placement warrants, and the pro forma net tangible book value per share of our Class A common stock after this offering constitutes the dilution in the pro forma tangible book value that investors will experience in this offering. Such calculation does not reflect any dilution associated with the sale and exercise of warrants, including the private placement warrants, which would cause the actual dilution to the public stockholders to be higher, particularly where a cashless exercise is utilized. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of Class A common stock which may be redeemed for cash), by the number of outstanding shares of our Class A common stock that will be outstanding after this offering.

In calculating the pro forma net tangible book value after this offering, we have given effect to the provision of our amended and restated certificate of incorporation that will provide that in no event will we redeem our public shares in an amount that would cause our common stock to no longer qualify for exemption from the SEC Penny Stock rules. Accordingly, we have calculated the pro forma net tangible book value in the table below assuming that holders of our public shares elect to redeem the maximum number of shares of the Class A common stock permitted under our amended and restated certificate of incorporate (which we refer to as maximum redemption) and that such redemptions are for a pro rata share of the aggregate amount then on deposit in the trust account at a per share redemption price equal to the amount in the trust account.

As of June 1 2022, our net tangible book value was $569,342 with an additional third party valuation of $16,000,000 of our first major development in an as-is condition, or an approximately combined $4.98 per share of Class A common stock on 3,324,098 issued and outstanding. After giving effect to the sale of 1,700,000 shares of Class A common stock presented by this Offering Circular, our pro forma net tangible book value will become $35,269,342 or approximately $7.02 per share outstanding, representing an immediate increase in net tangible book value - as decreased by the value of 5,024,098 shares of Class A common stock that may be redeemed for cash, and will proceed to a continuous increase in value backed by Capital (Alternative and Tangible) Asset projects underway to an approximate value in the range of $125 to $150 per share of Class A common stock by the end of the year 2025, projected based on a Asset-Based approach method based on the Company and its various development projects underway, and mostly based on Health Towers Orlando.

PLAN OF DISTRIBUTION AND DIVIDEND POLICY :

We have declared and paid minimal cash dividends on our capital stock due to performing our primary corporate intent of Real Estate Development, mostly in the time pre Covid-19, as Ponte Health started as a Professional Services Company and was performing contracts for a major Regional Medical System. Upon market conditions and restrictions imposed upon the Company by the pandemic, and due to its transformation from a Professional Services Company to a strictly Real Estate Development and Holdings Company, we stopped paying cash dividends and moved to quarterly informational statement, with dividends accruing.

For the Company Shareholder Statement Specimen refer to F/S(4) PONTE HEALTH 2021 SHAREHOLDER STATEMENT SPECIMEN

Our Company currently intends to retain the majority of available funds raised per this Offering Circular, and at least 10% of all future earnings, if any, for use in the operation and expansion of our business model and executing acquisitions and new development projects. We do anticipate paying cash dividends on our common stock by the first quarter of 2023. We do anticipate paying cash dividends on our common stock quarterly. The payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition, prospects, applicable Florida law which provides that dividends are only payable out of surplus or current net profits, and other factors our board of directors might deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends in any particular timeline, or assuming any particular return of investment at this or any given time.

USE OF PROCEEDS :

The net proceeds to us from the sale of shares of Class A common stock by us in this offering will be approximately $9.00 ( Nine USD ) assuming an initial public offering price of $11.00 ( Eleven USD ) per share, and after deducting underwriting discounts and commissions, proceeds to issuer executives, and estimated related offering expenses.

The principal purposes of this offering are to fund and accelerate our expansion and growth, projects development and marketing activities, to increase our capitalization and financial flexibility, and to create a more extensive public for our common stock while facilitating our future access to the capital markets, and for general corporate and working capital purposes. We intend to use the net proceeds from this offering as follows:

  (1) Approximately $7 million to $10 million to fund our project development and marketing activities, including but not limited to our Health Towers and Health Suites brands in their first locations in downtown Orlando at 1000 N Orange Avenue, and in Kissimmee at 1001 Cross Prairie Parkway respectively ;

  (2) Approximately $1.5 million to fund the repayment of private indebtedness;

  (3) Approximately $2 million to fund hiring and team expansion efforts; and

  (4) The remaining amounts to fund working capital and general corporate purposes.

As of the date of this Offering Circular, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. The use of proceeds represents management estimates based upon current business and economic conditions. We reserve the right to use the net proceeds we receive in the offering in any manner we consider to be appropriate. Although we do not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of proceeds of this offering could differ materially from those outlined above as a result of several factors including those set forth under RISK FACTORS and elsewhere in this Offering Circular or its Exhibits.

DESCRIPTION OF BUSINESS :

Our mission at Ponte Health is To Help Expand the Healing Community and the company accomplishes its mission by Working to Deliver the Most Integrative, Most Innovative, Most High performing Environments for Health. Each Health initiative that is being developed by Ponte Health is centered around the outcomes that support residents, patients, our teams engaged in the process, and the communities we serve.

Since founding in Florida in 2016, Ponte Health has invested a tremendous amount of time establishing the groundwork of the company next 10 to 25 years of development activities. The company has been place in a path to focus on a specific series of brands that support or mission of expanding the healing community. The brands are as follows :

  (1) Health Towers ;

  (2) Health Suites ;

  (3) Health Hotels ;

  (4) Health Homes ;

  and integrated into of all of the above, our proprietary

  (5) Health Technologies ;

These various brands will support Ponte Health main business model, the development of health real estate assets and properties which are embedded with proprietary technologies, systems, and various advanced systems, for the purposes of improving the care provider, visitor, patient and resident experiences ; our work ultimately ensuring maintenance of health as primary focus, and promoting best outcomes and human longevity.

More conceptual and in the longer term, Ponte Health will plan, develop and deploy at least one Health District, currently in the early stages and set for delivery in the Southeast Coast of Florida ; this first Health District will constitute at least 250 acres of Health focused mixed used development to help positively impact its host City, and enable and support Sport Tourism for the City and County, and Health and Wellness for rising and professional Athletes.

Ponte Health Organizational Structure

Ponte Health is a conglomerate, with four tiers of subsidiaries in the development of projects and intellectual property, tiers established for the primary purpose of protection to shareholders and which (i) on the first tier denote specific operational purpose such as Real Estate Development or Technology Development, (ii) on the second tier to denote Brand holdings such as Health Towers, (iii) on the third tier to denote Brand Asset by location such as Health Towers Orlando at 1000 N Orange Ave and (iv) denote operations at that location such as sale of products or provision of services as in Health Towers Orlando Food and Services, or Health Towers Orlando Parking Operations. On occasion, our Company for select development projects will expand to a 5th or even 6th tier subsidiary, depending on the complexity of the project, as may be the case - in example - with a Health District.

Digital Twins, Patient Digital Twins and Caregiver Digital Twins

In addition of our Company primary purpose of Real Estate Development and Holdings, is also in tandem the planning, development, and deployment of systems to establish Digital Twins for its Real Estate Assets. By way of the asset Digital Twins, we are also able to establish parameters and research based on Patient Digital Twins and Caregiver Digital Twins. The diagram below of our Connected Environments makes representation of the underlying schematic of this concept, and how it ultimately enables our teams targeted intelligence, in a controlled format, in order to help inform Communities, Cities and Institutions of status trends immediate, patternsin place or incoming, and whether those trends and patterns are in improvements or in decline of the current state of Health of a subset.

Health Towers - Orlando

To be located at 1000 North Orange Avenue, in downtown Orlando Central Business district, our first Ponte Health HEALTH TOWERS development is fully entitled and currently in construction permitting to move to Ground Breaking. Our Ponte Health internal team with external consultants and experts, secured all development approvals from the City Commission, height approvals from Federal Aviation Authority, all and extensive pre construction engineering and testing required, and are awaiting construction documents jurisdictional review for approval, currently in progress, after which we will break ground and commence full speed construction operations.

Once Construction is complete, in late 2025 or early 2026, Health Towers - Orlando will have become the largest and most advanced Assisted Living and Specialty Medical Residential Facility in the United States. Additionally, Health Towers - Orlando will boast the only research and life sciences facility dedicated exclusively to Geriatric Care, Research and Aging, and will house a new Tax-exempt organization : GERIATRICA founded to advance knowledge and expertise in Health for this market.

HEALTH TOWERS is a place to live and thrive physically, emotionally and mentally in an environment of connected care, health and wellness. It is a home in a healing community supported by groundbreaking innovative technology which enriches life and legacy by enabling a new standard of care for aging-in-place.

Market Statistics show a transformation from Pyramid to Pillar (diagram below), demonstrating that by 2060, the U.S. population will have crossed the 400 million threshold, and then one in four people will be over the age of 65.

With HEALTH TOWERS, Ponte Health intends to solve this market burden by privatizing and insulating it and potentially creating public - private parternships with cities in order to provide all of the care and services the group may need while releasing the burden off market medical systems. Our goal at Ponte Health is to become the leader in this space, not only nationally but internationally by creating this interconnected global network of Aging Community Care Centers and enriched supportive communities.

THE PROMISE of our HEALTH TOWERS team is : To Respect, Care, and Enrich Life and Legacy.

In Part, HEALTH TOWERS will showcase deep technologies which will afford its Care Teams and Staff more intelligence and intuitive predictive trends to enable better, more accurate and more personalized targeted care to Residents and Patients.

HEALTH TOWERS is now in construction permitting. See Cover Sheet below of the Tower Phase I - first set of Construction Documents. Refer to EXHIBIT D HEALTH TOWERS - ORLANDO ; PERMIT ONE for public record of construction permit in progress. Refer to EXHIBIT E HEALTH TOWERS - ORLANDO ; PROFORMA SUMMARY for asset financial performance 10 year projections.

PROJECT :

VERTICAL MEDICAL CITY
PHASE I - PACKAGE 1
PARKING DECK CORE & SHELL
1000 N ORANGE AVE & 103 W MARKS ST

ARCHITECTURAL RENDERINGS :

LOCATION MAP :

CITY OF ORLANDO
CENTRAL BUSINESS DISTRICT

VICINITY MAP :

PER : MLP2019-10023 & CUP2019-10014

COORDINATES : 28° 33' 26.54496" N , -81° 22' 47.5986" W

SHEET INDEX (Cont'd) :

SHEET INDEX :

CVR	COVER SHEET & INDEX
G001	GENERAL& PROJECT NOTES & CALCULATIONS
G002	PROJECT SITE LOGISTICS & MOT OVERVIEW
ARCHITECTURAL DRAWINGS	
A101	ARCHITECTURAL SITE PLAN / LAYOUT
A124	LIFE SAFETY PLAN - ROOFTOP
A201N	FLOOR PLAN - GROUND LEVEL - NORTH
A201S	FLOOR PLAN - GROUND LEVEL - SOUTH
A202N	FLOOR PLAN - SECOND LEVEL - NORTH
A202S	FLOOR PLAN - SECOND LEVEL - SOUTH
A203N	FLOOR PLAN - THIRD LEVEL (TYP.) - NORTH
A203S	FLOOR PLAN - THIRD LEVEL (TYP.) - SOUTH
A204N	FLOOR PLAN - ROOFTOP DECK - NORTH
A204S	FLOOR PLAN - ROOFTOP DECK - SOUTH
A301	EXTERIOR BUILDING ELEVATIONS
A302	EXTERIOR BUILDING ELEVATIONS
A401	BUILDING SECTIONS
A501	WALL SECTIONS *RESERVED
A502	WALL SECTIONS *RESERVED
A503	WALL DETAILS & TYPES
A504	WALL DETAILS & TYPES *RESERVED
A601	EGRESS STAIR PLAN - STAIR 1 (NW)
A602	EGRESS STAIR PLAN - STAIR 2 (CENTRAL)
A603	EGRESS STAIR PLAN - STAIR 3 (NE)
A604	EGRESS STAIR PLAN - STAIR 4 (SW)
A605	EGRESS STAIR SECTIONS & NOTES
A606	RESERVED* STAIR DETAILS & NOTES
A701	ELEVATOR SHAFT SECTIONS & DETAILS (TYP.)
A801	RESERVED* INTERIOR ELEVATIONS
A901	RESERVED* SIGNAGE & WAYFINDING
STRUCTURAL DRAWINGS	
S101	GENERAL STRUCTURAL NOTES & DETAILS
S102	STRUCTURAL SECTIONS & DETAILS
S103	STRUCTURAL SECTIONS & DETAILS
S104	STRUCTURAL SECTIONS & DETAILS
S111	STRUCTURAL SCHEDULES
S112	STRUCTURAL SCHEDULES
S121	PILE CAP DETAILS
S122	PILE CAP DETAILS
S131	SHEARWALL REINFORCING PLANS
S132	SHEARWALL REINFORCING PLANS
S133	SHEARWALL REINFORCING PLANS
S201	FOUNDATION PLAN - OVERALL
S201-A	FOUNDATION PLAN - A
S201-B	FOUNDATION PLAN - B
S202	2ND FLOOR FRAMING PLAN - OVERALL
S202-A	2ND FLOOR FRAMING PLAN - A
S202-B	2ND FLOOR FRAMING PLAN - B
S203	3RD FLOOR FRAMING PLAN - OVERALL
S203-A	3RD FLOOR FRAMING PLAN - A
S203-B	3RD FLOOR FRAMING PLAN - B
S204	TYPICAL FLOOR FRAMING PLAN - OVERALL
S204-A	TYPICAL FLOOR FRAMING PLAN - A
S204-B	TYPICAL FLOOR FRAMING PLAN - B
S205-A	12TH FLOOR FRAMING PLAN - A
S206	AMENITY FLOOR FRAMING PLAN - OVERALL
S206-A	AMENITY FLOOR FRAMING PLAN - A
S206-B	AMENITY FLOOR FRAMING PLAN - B
S207	ROOF FRAMING PLANS
S301	STRUCTURAL SECTIONS & DETAILS
S302	STRUCTURAL SECTIONS & DETAILS
S303	STRUCTURAL SECTIONS & DETAILS
S304	STRUCTURAL SECTIONS & DETAILS
S401	ISOMETRIC VIEWS

ARCHITECT

PONTE HEALTH, P.A.
LICENSED ARCHITECT
FL. LIC. AR96667

3956 Town Center Blvd 609
Orlando, Florida 32837
www.pontehealth.com

Our Goal is to Help Expand the Healing Community, and we do so by Working to Deliver the most Integrative, most Innovative, most High-Performing Environments and Systems for Health.

VERTICAL MEDICAL CITY
PHASE I - PACKAGE 1
PARKING DECK CORE & SHELL
1000 N ORANGE AVE & 103 W MARKS ST

SEAL

STATE OF FLORIDA
TABITHA C PONTE
AR96667
06 / 01 / 2022
REGISTERED ARCHITECT

Tabitha Ponte, AIA
FL. AR96667

REVISIONS

DATE	DESCRIPTION
06 / 01 / 2022	FIRST SUBMISSION

SHEET DATA

PRO. NO. **BLD2022-16144**
ISSUE DATE: 06 / 01 / 2022
DRAWN BY: DRAFTER
REVIEWED BY: T.PONTE, AOR
COVER
SHEETS
01 of 22
ARCH. SHEETS

CVR

Health Suites - Kissimmee

To be located at 1001 Cross Prairie Parkway in Kissimmee, our first Ponte Health HEALTH SUITES which is MG MEDICAL CENTER for use of MG MEDICINE LLC and Florida Emergency Physician DR. MELANIE MELENDEZ GARCIA, is a development is fully entitled and currently to initiate construction permitting to move to Ground Breaking. Our Ponte Health internal team with external consultants and experts, secured all development approvals from the County Commission, all and extensive pre construction engineering and testing, and are awaiting construction documents jurisdictional review for approval, application to immediately follow completion of this offering.

MG MEDICAL CENTER is a boutique urgent care and medical office building serving Central Florida with strong focus on the latin market, and Christian values, as Dr. Melendez Garcia is a Puerto Rico native and devout.

Promoting Health through Sustainable Practices in Real Estate Development

Ponte Health Social Impact Plan addresses sustainable practices based on the continuously evolving social impacts as they relate to the current and future states of the business, the markets, and along with preparation and response to pandemics such as COVID-19 and other global events.

The personal experiences of the individuals and communities that we impact through business operations, our buildings, and our technologies, guide the true intent of everything we do in our Company and all projects adn efforts we undertake. Ponte Health will strive to make a greater impact each year as we continue to evolve the Health space and its environments and assets. Ponte Health will make, as a Company and by way of its leadership and culture, best efforts to:

  (1) Develop trust with the Communities we serve ;

  (2) Maintain a Health first Company Culture, for executives, management and employee engagement and satisfaction ;

  (3) Build meaningful change, diversity and opportunities while driving the market forward through Health Infrastructure, Assets and Technologies ;

  (4) Ensure Sustainable and Resilient practices across all brands ;

  (5) Encourage all of our business partners to Healthy behavior and lifestyle practices ;

  (6) To the best of our Company abilities assist and inform Institutions, Communities, Cities, Jurisdictions and Nations in the identification of new Health Trends and Patterns in subject subsets and per conditions, improving or in decline ;

  (7) Practice in World - class Leadership, and Help Raise the Standard ;

Building Strategic Resilience for Our Company - Our 4 P(s)

Crisis can be a catalyst to drive strategic transformation, and in the healthcare space it brought inefficiencies and inadequacies out into light. The ability of a company to emerge stronger is dependent on a well - planned coordinated crisis response, and its executives and staff preparedness.

As Ponte Health moves forward to meet the challenges not only by the current pandemic, but also that may be instigated by future disruptive global or localized Health events, the company has begun to develop a formal crisis response plan that that will allow the business to continue to react in agile, flexible, and decisive ways. The basis of the Ponte Health crisis response plan is outlined by 4 P(s) in our Crisis Management Response Plan as follows :

  Preserve: Initiate swift action to help ours team, internal and external, get clarity on the potential or expected impact of the crisis, and outline how to maintain or even enhance current and planned operations with minimal disruption.

  Plan: Anticipate what may be around the corner while addressing immediate circumstances. Utilize available information, lessons learned, our teams strengths, and our Company position to forecast possible scenarios that will strengthen our Crisis Management Response Plan.

  Prepare: Work with our teams, internal and external, and with stakeholders to identify the major concerns facing each segment of our Company and line of business. Utilize the information gathered to prepare the team to respond to the crisis with a unified and strategic approach by communicating decisions, and leading with confidence.

  Position: Work with our teams, internal and external, and with stakeholders to identify the major concerns facing each segment of our Company and line of business. Utilize the information gathered to prepare the team to respond to the crisis with a unified and strategic approach by communicating decisions, and leading with confidence.

Post Pandemic Environmental Strategy and Plans

During the pandemic, we researched and developed an intensive Environmental Strategy for our assets, as we move forward with our project developments.

The following comprehensive cleaning protocols will support the day - to - day operations of our facilities, initially implemented in HEALTH TOWERS. All Environmental and Cleaning requirements will meet or exceed the CDC Guidance for Cleaning and Disinfecting Public Spaces and utilize EPA - approved Disinfectants. These mitigation techniques will create a healthy and safe environment while making facility maintenance more efficient:

  (a) Touch-free fixtures including faucets, soap dispensers, flush valves and hydrophobic glazing on washroom fixtures.

  (b) The use of short-wave ultraviolet (UV) C (UV-C) energy to destroy airborne and surface-bound microbes such as including chickenpox, measles, mumps, tuberculosis (TB), and cold viruses.

  (c) The use of electrostatic disinfectant fogging units with an approved EPA disinfectant solution as an enhanced measure in common spaces with fabric seating and other high traffic areas such as lobbies and gathering areas.

  (d) The application of EPA-registered microbicidal paint that kills greater than 99.9 percent of staph, MRSA, E. Coli, VRE and Enterobacter aerogenes within hours of exposure on painted surfaces.

  (e) The use of touch-free thermal scanning at the lobby security desk to check temperatures of people arriving to the facility.

  (f) The application of touch-free building access and security system.

  (g) The implementation of outdoor spaces and gardens for open-air gatherings and other resident use.

  (h) Custodial teams will provide enhanced cleaning throughout the facility with increased attention to commonly touched surfaces.

  (i) Cleaning and disinfecting all public bathrooms daily.

  (j) Routine cleaning for all frequently touched surfaces (doorknobs, light switches, countertops).

  (j) Disinfecting public common areas at least once daily.

  (k) Increased use of disinfectant in addition to normal multipurpose cleaner in common areas to ensure that they are disinfected daily.

  (l) The implementation of hand sanitizer stations at all lobby spaces and in public and common areas.

  (m) The use of disinfectant wipes so staff, residents and visitors may wipe the surfaces they will use during a given period of time.

Assisted Living and Medical Office Pandemic Business Operations

Effectively planning for a potential emerging infectious disease pandemic, such as COVID-19, is critical to protecting the health and welfare of our residents, patients, staff, service providers and visitors.

The following is our base plan for preparedness and response to current and future pandemic level events that will impact Health Towers Orlando first, which is projected to open in later 2025 or early 2026. This plan for implementation identifies specific activities to prepare for, respond to, and be and stay resilient in the face of similar pandemics present and into the future. Many of the activities identified herein are specific for COVID-19, however many, pertain to any public health emergency that may affect the global population.

Safety and Infection Control Activities

  (a) Ensure the implementation of the most novel pandemic safety plan and appoint a safety officer to maintain and modify as required.

  (b) Provide staff continuous education opportunities about infection control and update polices and standards as required.

  (c) Support N95 respirator fit-testing for all facility employees, and just-in-time education on recommended infection control precautions including fit checking and applying simple mask to patients with cough, and hand hygiene protocol.

  (d) Maintain supply and monitor availability of N95 respirators and other supplies including alcohol-based hand disinfectants, gloves, etc., and watch and alert operations to supply shortages.

  (e) Plan for any necessary contingencies in the event that appropriate levels of respiratory protection are unavailable.

  (f) Develop guidance for staff monitoring for signs of illness ( including self-reporting, self-quarantine, and start / end of shift evaluation ) and create a mechanism for reporting both illness and absenteeism.

  (g) Develop a return - to - work post illness policy for staff.

  (h) Ensure the implementation of a contingency plan for at-risk staff including job expectations and potential alternate roles.

Assisted Living Tower Operational Activities and Resident Care

  (a) Determine incident management process in place and authorities with jurisdiction; assure administrative engagement and support.

  (b) Determine potential supply shortages and work with vendors and the management team if resource availability is limited.

  (c) Ensure the implementation of the plan to address shortages of supplies at the facility level including administration, nursing, medical direction, and subject matter expert input. Ensure the implementation of the plan for more advanced care at the facility if hospital capacity is unavailable. This should involve nursing, medical direction, administrative representatives, and include consideration of telemedicine.

  (d) Determine any potential regulatory relief that may be needed to effectively respond to the pandemic level event as well as issues regarding staff licensure / certification.

  (e) Determine with medical director, nursing director or appointed representative of any changes in thresholds for emergency department referral. These changes may vary across the period according to demand.

  (f) Evaluate any potential staffing and responsibility changes that may be required, and how less - trained staff and families could contribute to benefit or strengthen operations.

  (g) Implement a process for rapid credentialing and training of non - facility supplemental health care staff.

  (h) Develop event specific infection detection process at the facility to promptly detect and isolate residents and staff with suspected COVID-19 or other critical viral illness, and monitor their close contacts.

  (i) Emphasize hand and respiratory hygiene protocol, and other infection prevention techniques through education, policies, signage, and easy availability and replenishment of supplies.

  (j) Institute and enforce the developed visitor policies designed to minimize potential exposures and communicate extensively in real-time via physical (signs at entrances and on units) and electronic means.

  (k) Implement the parameters that dictate when or if visitation should be restricted or stopped if threat is too high for patients and staff.

  (l) Communicate any change in services or change in policies to staff, residents, families, and the care team.

  (m) Identify the designated point of contact for the care team.

  (n) Identify the designated point of contact for family/resident information or questions.

  (o) Implement the developed infection control and isolation plans for ill suspect, and for all confirmed cases.

  (p) Provide patients and families with as much information as possible about stress responses, resilience, and available professional mental health/behavioral health resources.

  (q) Ensure the implementation of the fatality management plan, and be assure they are appropriate to address potentially increased numbers of deaths during an outbreak.

  (r) Provide just - in - time staff education via electronic and other non-classroom means including information about the impending pandemic, transmission, infection prevention measures, usual and more common clinical symptoms and course, treatment, risk factors, and complications.

Medical Office Building Operational Activities and Patient Care

  (a) Work with medical providers to deploy the staffing plan that allows for expanded service hours when needed for residents.

  (b) Determine screening processes and locations ( e.g., curbside screening prior to entry, supplemental screening at intake, etc. ).

  (c) Deploy the developed telemedicine service plan to be used for patients with special needs.

  (d) Deploy the developed plan to expedite medication refills, doctor visits, and other office visits prior to the arrival of an impending pandemic. The practice should have days to weeks to preemptively manage its workload in anticipation of limited elective services during the outbreak period.

  (e) Deploy the developed process for screening and triage of requests for care to limit office visits to those that require an in-person provider evaluation.

  (f) Deploy the developed process to limit or to cancel non-essential visits which can flex with the demands of an outbreak.

  (g) Emphasize hand and respiratory hygiene and other infection prevention techniques through education, policies, signage, and easy availability of supplies. Develop patient movement and transportation route plans.

  (h) Deploy the developed deferral plans for patients that do not need acute care ( e.g., perform virtual or telephone medication management, automate prescription refills ).

  (i) Assure administrative engagement in decision-making and strategic implementation of incident management to assure continuity and consistency between all medical providers throughout the facility.

  (j) Deploy the developed infection prevention plan and conduct education and develop signage and other necessary materials.

  (k) Create and deploy the fast - track or other methods for rapid evaluation and prescribing for minor illness as they may relate to the event.

  (l) Determine how suspect cases will be isolated from other patients and implement isolation strategies.

  (m) Consider specific areas designated for suspect cases, or specific hours for acute illness clinics. Deploy programs that make for most efficient care and maintain flexibility for changes that may be required.

  (n) Deploy the developed care plans that reduce the number of staff caring for suspect or for confirmed cases and ensure care follows protocol in place.

  (o) Determine At - Risk and functional needs populations that may be impacted and assure appropriate access to care.

  (p) Deploy plan to provide Just - in - Time staff education via electronic and other non-classroom means including information about virus transmission, infection prevention measures, usual clinical symptoms and course, treatment, risk factors, and complications.

  (q) Provide the in place and available patient resources on impending pandemic including transmission, prevention, usual clinical course, risks for more severe disease, and when to seek medical care. These materials provided should also encourage patients to have at least a 30 day supply of usual medications on hand.

  (r) Provide patients and families with information about stress responses, resilience, and available professional mental health/behavioral health resources.

  (s) Assure the specific needs of at - risk populations are addressed in surge capacity planning.

DESCRIPTION OF PROPERTY :

Current Real Property

Our Company currently does not have proprietary Real Property or Land in Holdings. Our Company intends to identify Real Property and Land in Holdings opportunities to begin acquiring key locations, to develop key and profitable projects, following the completion of this offering. Our Company currently does have development Land Control for its ongoing development projects. These Land Controls are established legally via Land Lease or Lease - to - Purchase Agreements executed in one or various parts.

Current Other Assets : Equipment

Our Company currently has limited Equipment which we use for and to further our business operations, project developments, Assets which are limited to a $35,000 value and that continuously depreciate. Our Company intends to upgrade our Equipment, when and where needed, in order to become more efficient and more effective in our business operations, project development, and best outcomes.

Future Real Property

Our Company planned Real Property or Land in Holdings will be largely comprised of Commercial and Medical zoning uses and occupancies, whether in place or planned, in major urban and suburban cores. The Real Property and Land Holdings for potential acquisition will be identified to have the most accessible locations, higher visibilities and public access, and better increased value projections in appreciation of value independent of and inclusive of our own development projects and programs, entitlements and asset outcomes. Our Company will seek to positively affect Cities and Communities, and positively affect the most population that can most feasibly be positively affected by our development projects, deployment of assets, and access to services and products offered by them. Our Company will seek to provide broad access and diversification of access to all, and especially to underserved and underrepresented populations.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS :

General Overview

We are an early Growth - Stage Medical and Health focused Real Estate development and holdings company focused on the development and deployment of innovative, data-driven, capital assets for high-performance of the asset itself, in operations of primarily medical care functions, and for data-driven personalized positive outcomes for patients and members of the communities in which we serve.

We were incorporated under the laws of the State of Florida in November 2016. To date, we have devoted substantially all of our resources to organizing HEALTH TOWERS, and have not generated any revenue from commercial or residential rents. We will, immediately following this round of funding, be in construction generating revenues and profits from developer per fees, and will gain continuous increased valued for four years at which point our revenues will commence from the project medical commercial and longterm care residential rents. We have funded our operations primarily through the private placement of common stock, private direct hard loans, and personal and family capital.

We have incurred some operating losses since our inception, but not significant, which are mainly attributed to development and professional services costs and employee payroll expenses included in general and administrative expenses. Our net loss (deficit) is currently an approximate $1.5 million since inception. Our operating losses may fluctuate significantly from quarter - to - quarter and year-to-year as a result of several factors, including the timing of our development process and our expenditures related to entitlement and development activities including professional design and engineering, and pre - construction related costs in site engineering and administrative and impact fees and applications with public jurisdictions. We expect to continue to incur operating losses only until such a time that our project construction is stabilized in teh first half of 2023. We anticipate these losses will decrease substantially as we advance our development through construction, developing additional product locations and seek additional regulatory approvals. Furthermore, upon completion of this offering, we expect to incur additional costs associated with operations, and with legal, accounting, investor relations, compliance and other expenses that we did not incur as a private company to date.

We do not expect to need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from our project rents, if ever, we expect to finance our cash needs through public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources.

Because of the various risks and uncertainties associated with medical real estate development, commercial or specialty residential, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain strong profitability. Even if we are able to generate rents, we may not become significantly profitable. If we fail to become significantly profitable or are unable to sustain significant profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or adjust our operations.

As of June 1 2022, we had cash and cash equivalents of $569,342 but all capital is continuously burdened by our development projects until the capital becomes unburdened upon commencement of construction at which point Ponte Health begins to earn Developer Fees payable. Upon completion of construction, Ponte Health begins to earn Commercial and Residential Rents parable, and other earnings due to products and services. Refer to F/S(1) PONTE HEALTH 5 YR FINANCIAL PROJECTIONS for the overal projected 5 year capital performance projected.

Key Factors Affecting Performance of the Company

As a result of a number of key market factors, our historical results of operations may not be comparable to our results of operations in future periods, and our results of operations may not be directly comparable from period to period, from project to project, or from year to year. Set forth below are the key factors and a brief discussion regarding the impact of our results of operations in the most recent period.

Known Trends and Uncertainties in the Market

  COVID-19 Pandemic:

  Due to the ongoing global COVID-19 pandemic, we have taken measures to secure and focus our research and development activities, while work at office and speed of jurisdictional activities has been re-organized, impacted or reduced to reduce the risk of COVID-19 transmission. The extent of the impact of the COVID-19 pandemic on our business, on our specific development activities and projects, on our timelines and planned activities, remain uncertain, and will depend on the duration and spread of local and regional outbreaks, their effect on local and state jurisdiction, and their impact on the construction supply chain, materials and products manufacturing processed, and other third parties with who we do business.

  The Market and Construction Supply Chain:

  Manufacturing processes associated with construction including raw and processed materials such as Steel and Steel Alloys, or Concretes, Lumbers, and other materials and products have been deeply affected over the course of the past two years. Disruptions from suppliers for the starting raw materials utilized in our development projects and manufacturing could constitute a significant setback to our project development and construction timelines, and path to revenues to commercial and specialized residential rents. If there was a continued or increased disruption from suppliers for the starting raw materials utilized in the manufacturing of construction materials and products, our business, our projects, financial condition, and results of operations could be materially adversely affected.

  Inflation:

  Inflation generally affects us and our projects by increasing our cost of material and labor, and of professional services fees and development contract costs. We do not believe that inflation has had a major material effect on our business in general at this time, or on results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, early in our development and entitlement process, it could adversely affect our business, results of operations, results of projects, and financial condition and profitability. Currently inflation is High in the United States and in all markets.

  Global Geopolitics and Special Conditions:

  In February 2022, Russia commenced an invasion of Ukraine and, as a result of this action, various nations, including the United States, have instituted economic sanctions against Russia. In June 2022, officials were elected in Colombia that will disrupt the economy and politics of Columbia as a country, and may affect other markets in its wake. The scope of the impacts of these sanctions and their related outcomes on the United States or other nations of the world economy are not determinable as of the date of our financial statements, and the specific impact on the Company's financial condition, results of operations, or cash flows are also not fully determinable as of the date of our financial statements.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES :

Executive Officers and Directors

The following Table Diagram sets forth information about our executive officers and directors, including their ages as of June 1 2022. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our board of directors to determine that such person should serve as a director of our Company.

The following is a brief biography of each of our executive officers and directors:

Tabitha C. Ponte, Founder, CEO and Lead Developer

Tabitha Ponte, 41 at the time of issuance of this Offering Circular, founded Ponte Health in 2016 and has been leading and developing the Company since with the vision To Help Expand the Healing Community and to do so by delivering the most integrative, technologically innovative and high-performing environments for health. As CEO and Lead Developer at Ponte Health, Tabitha brings to the Company over 23 years of professional experience in both the design and construction phases of large scale projects, project delivery resources and management, contracts, and about 8 years positioned as representative or employee in semi-public and public jurisdictional agencies in both Florida and Illinois. Tabitha is a licensed Architect in the State of Florida, at times acts as Architect of Record in select projects exclusively for our Company via professional services firm PONTE HEALTH P.A., holds a Master in Construction Engineering and Management degree with a focuse in Real Estate Development, along with a General Contractor License (IL - Dormant), Florida Stormwater Management Inspector license (Perpetual), and an OSHA Construction Safety Inspector License (Perpetual).

Jason A. Reynolds, COO

Jason Reynolds, 42 at the time of issuance of this Offering Circular, has been helping world class professional services firms build brands and drive business development and marketing practices for over 25 years. He is generally responsible for providing strategic support for the day-to-day to executives and administration, and controls and expands the operational functions and capacities of the business. In over two decades of experience of providing his professional support and expertise, Jason has built a history of drastically improving sales and securing new contracts, and opening new markets, for companies with a focus on providing them with a strategic edge. Most recently, Jason spent 13 years supporting the national sales and marketing effort for SKANSKA, the 9th largest Contractor in the United States and 8th largest in the world (Revenues: $8B U.S./ $22B Globally). Jason has been continuously instrumental in managing business initiatives valued in excess of $25B aggregate.

Jorge Benavides, Senior VP of Real Estate and Acquisitions

Jorge Benavides, 53 at the time of issuance of this Offering Circular, helps oversee all aspects of real estate development including site identification and acquisition, land use, limitations and zoning analysis; financial feasibility, packaging, and closing of select transactions. Jorge has over 30 years of experience with business to business sales through generating leads, negotiating contracts with prospective clients, coordinating sales efforts with marketing programs, and evaluating needs while promoting products and services. Jorge is a Florida Licensed Real Estate Agent specialized in commercial and industrial land contracts and acquisitions, and serves as first point to brokerage internally for the Company, on a Contract and as needed basis.

Pedro Guedes, Director of Technologies

Pedro Guedes, 48 at the time of issuance of this Offering Circular, helps plan and develop hard and soft technology efforts internally and for external deployment in our real estate development projects. Pedro, despite not being formally educated in Information Technology or in any related field, has deep expertise and professional market consulting and management experience in major systems development including but not limited to the process of systems planning, design and manufacturing of hardware and software technologies and sensors.

COMPENSATION TO EXECUTIVE OFFICERS AND DIRECTORS :

This section discusses the material components of the executive compensation program for the following persons: (i) all persons serving in our executive team upon the consumption of this round of financing and (ii) up to two additional individuals for whom disclosure would have been required but for the fact that such individual was not serving as an executive officer at the end of the last completed fiscal year. It is important to disclaim that since founding in 2016, both executive and non-executive employees have largely worked on largely a Sweat Equity basis since inception, and compensation has been maintained at minimum per capital access leading to COVID-19 and during the pandemic. This instability and lack of appropriate compensation is the basis for the Proceeds to Issuer Executive and Management that is presented in this Offering Circular.

Our executive and non-executive employees compensation will be stabilized as follows, immediately upon the completion of this Offering :

Percentage determined payable of Proceeds of this Offering to each Executive or Director, as outlined in the Diagram Table above, are directly related to length of time dedicated to Ponte Health full time since inception, and seniority. The Company and board expects and reserves the right to allow for the increase of compensation amounts, and expansion of compensations benefits and extras, as the Company development projects gain momentum, gain locations, and increase the value of the Company and its profitability.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS :

The following Diagram Table sets forth information as of June 1 2022 with respect to the beneficial ownership of our common stock immediately prior to this offering, in each case by:

  (A) Each of our named executive officers;

  (B) Each of our directors;

  (C) All of our current executive officers and management as a group; and

  (D) Each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities or a right to acquire ownership at any time within 60 days of June 1 2022. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted, and there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Jorge A. Benavides is the husband of Tabitha C. Ponte, thus our Company maintains Jorge involved on a contract by contract basis only, and for any extent required by brokerage and acquisition opportunities of Land Holdings exclusively. Our Company retains additional Real Estate Agents and Brokers as well, consulting in market, used on various specialty and on as needed basis.

In the table below, outlined are all other with Class A common stock holdings exceeding 5% of shares outstanding, in descending order of holdings :

At this time, or upon the completion of this offering, the Company and its executives do not believe the shareholders outlined above currently holding over 5% of the stock outstanding in the Company currently have interest or intent in selling their shares, or exiting their holdings. At the sole discretion of the board, and upon the shareholders above willingness or amenability, we may make an offer to buy back a portion of their shares to decrease their holdings to below the 5% threshold.

At this time, or upon completion of this offering, Tabitha C. Ponte will maintain corporate control over Ponte Health, and will continue to drive the vision, mission and projects forward, while working on a succession plan to be executed in the future. Ponte Health was established to lead the market, and as a family legacy, and will continued to be made strong, strategic, and apt to outlast executives and individuals named herein including its Founder, Ponte.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS :

Indemnity Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us, among other things, to indemnify each director and executive officer to the fullest extent permitted by Florida law, including indemnification of expenses such as attorney fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person and his or her services as a director or executive officer.

Statement of Policy on Related Party Transactions

Prior to the closing of this offering, we will adopt a related party transaction policy designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest that may exist from time to time.

SECURITIES BEING OFFERED :

The description of our capital stock reflects changes to our capital structure that will occur immediately prior to the completion of this offering.

Upon completion of this offering, our authorized capital stock will continue to consist of 40,900,000 shares of our Class A common stock, par value $0.0001 per share, of which 5,024,098 shares of Class A common stock will be outstanding. No shares of preferred stock will authorized, will be issued or will be outstanding immediately after the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Corporate Governance

We are a corporation organized under the laws of the State of Florida and are governed by the Florida Division of Corporations and State Statutes, our Certificate of Incorporation and our Bylaws.

Class A Common Stock

As of June 1, 2022, there are 3,324,098 shares of our common stock issued and outstanding, and there are no warrants or options outstanding to purchase shares of our outstanding common stock. The holders of our common stock have no preemptive, subscription, or conversion rights, and our common stock is not subject to redemption by us. Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.